Memorandum Filed via Correspondence

DATE:	January 13, 2010

SUBJECT:	Item 74W of HSBC Investor Funds Form N-SAR filings

FROM:	Martin R. Dean, Treasurer of HSBC Investor Funds (“Trust”)

TO:	Sheila Stout, Securities and Exchange Commission (“SEC”)

CC:	Richard A. Fabietti, President of the Trust
Frederick H. Sherley, Dechert LLP

I submit this correspondence in response to your request of January 5, 2010 to Frederick H. Sherley of Dechert LLP, counsel to the Trust, that the Trust review the mark-to-market net asset values per share (NAVs) disclosed in response to Item 74W of the Form N-SAR over the past two years for the six operational money market fund series of the Trust. The six operational money market funds are the U.S. Government Money Market Fund, New York Tax-Free Money Market Fund, Prime Money Market Fund, U.S. Treasury Money Market Fund, California Tax-Free Money Market Fund and Tax-Free Money Market Fund.

We hereby confirm that all the mark-to-market NAVs reported in response to Item 74W are accurate in the Trust’s Form N-SARs filed for the periods ending October 31, 2009 and October 31, 2008. We are refiling the Trust’s Form N-SARs relating to the periods ended April 30, 2009 and April 30, 2008 to reflect the two changes set forth below.

HSBC Investor Funds
Item 74W of Form N-SAR Filing

			Amendment to Mark to
			Market NAV
Fund Name	Filing Date	Series	Reported	Amended

New York Tax-Free Money Market Fund	April 30, 2009	7	0.9866	1.0000

Prime Money Market Fund	April 30, 2008	15	0.9958	0.9975

We will undertake to file all necessary amendments to Form N-SAR by January 13, 2010. If you have any questions regarding the information set forth above, please contact me at (614) 470-8038.